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                                                                    Exhibit 99.1

[LOGO]
                        Satyam Computer Services Limited
 Regd Office : Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad -
                                    500 003

Audited Financial Results for the quarter and half year ended September 30, 2001

                                                                                                   Rs. In Lakh
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Sl.No.               Particulars               Three months  Three months   Half year   Half year     Year
                                                  Ended          Ended        Ended       Ended       Ended
                                                 30-09-01      30-09-00     30-09-01    30-09-00   31-03-2001

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
   1    Income from Software Exports               41,881.16     26,416.53   81,955.64   49,208.06  119,210.38
   2    Income from Domestic Sales                    781.98        832.25    1,897.83    1,378.74    2,788.13
   3    Other Income                                2,687.28      1,143.60    3,599.43    1,878.06    2,168.83
   4    Total Income                               45,350.42     28,392.38   87,452.90   52,464.86  124,167.34
   5    Personnel Expenses                         17,774.85     11,324.18   35,372.56   19,882.96   48,646.20
   6    Operating & Administration Expenses        10,163.97      6,409.82   18,864.40   12,952.96   28,849.88
   7    Total Expenditure                          27,938.82     17,734.00   54,236.96   32,835.92   77,496.08
   8    Profit before interest, depreciation       17,411.60     10,658.38   33,215.94   19,628.94   46,671.26
        & tax (PBIDT)
   9    Financial Expenses                             68.83        922.39      886.21    2,054.94    3,451.42
  10    Depreciation                                2,932.45      2,330.18    5,225.90    4,945.21    9,646.03
  11    Profit before tax                          14,410.32      7,405.81   27,103.83   12,628.79   33,573.81
  12    Provision for Tax                           1,002.26        711.47    1,549.35      897.66    1,957.45
  13    Net Profit                                 13,408.06      6,694.34   25,554.48   11,731.13   31,616.36
  14    Extraordinary Items                                -             -           -   17,012.53   17,012.53
  15    Profit after Tax and Extraordinary         13,408.06      6,694.34   25,554.48   28,743.66   48,628.89
        Items
  16    Paid-up equity share capital                6,290.80      5,623.80    6,290.80    5,623.80    5,623.80
        (Par value of Rs.2 per share)
  17    Reserves excluding revaluation            169,528.92     57,132.78  169,528.92   57,132.78   75,666.34
        reserves
  18    EPS - Basic
        (On par value of Rs. 2 per share)
        - With Extraordinary Income (Rs.)               4.26          2.38        8.34       10.22       17.29
        - Without Extraordinary Income (Rs.)            4.26          2.38        8.34        4.17       11.24
  19    EPS - Diluted
        (On par value of Rs. 2 per share)
        - With Extraordinary Income (Rs.)               4.24          2.38        8.29       10.22       17.27
        - Without Extraordinary Income (Rs.)            4.24          2.38        8.29        4.17       11.23
  20    Dividend per share (Rs.) *                      0.50          0.36        0.50        0.36        0.80
        (On par value of Rs. 2 per share)
  21    Aggregate of non-promoter share
        holding
        - Number of Shares                       242,903,056   209,205,360 242,903,056 209,205,360 209,205,360
        - Percentage of Share holding                  77.22         74.40       77.22       74.40       74.40
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* Refer Note No. 2
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Segment wise revenue, results and capital employed for the quarter and half year ended September 30, 2001

                                                                                                   Rs. in lakh
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Sl.No.               Particulars               Three months  Three months   Half year   Half year     Year
                                                  Ended          Ended        Ended       Ended       Ended
                                                 30-09-01      30-09-00     30-09-01    30-09-00   31-03-2001

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
   1    Segment Revenue
        Information Technology Services            42,663.14     27,248.78   83,853.47   50,586.80  121,998.51
        Less : Inter segment revenue                       -             -           -           -           -
        Net Sales Income from Operations           42,663.14     27,248.78   83,853.47   50,586.80  121,998.51

   2    Segment Results Profit / (Loss)
        before tax and interest
        Information Technology Services            11,791.87      7,184.60   24,390.61   12,805.67   34,856.40
        Less : Interest and Financial Charges          68.83        922.39      886.21    2,054.94    3,451.42
        Less: Other un-allocable expenditure      (2,687.28)    (1,143.60)  (3,599.43)  (1,878.06)  (2,168.83)
        net off un-allocable income.
        Total Profit Before Tax                    14,410.32      7,405.81   27,103.83   12,628.79   33,573.81

   3    Capital Employed
        Information Technology Services           119,296.59     74,842.32  119,296.59   74,842.32   91,254.73
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

Notes:

1. The results for the quarter ended September 30, 2001 have been taken on record by the Board of Directors at its meeting held on October 24, 2001.

2. The Board of Directors has recommended an interim dividend of 25% on par value of Rs. 2 per share. The interim dividend on 3,33,50,000 equity shares of Rs. 2/- each being the underlying shares for ADSs (one ADS is equal to two equity shares), allotted on May 15, 2001, will be paid on pro-rata basis. The record date for payment of interim dividend will be November 9, 2001.

3. The total manpower strength as on September 30, 2001 stood at 8,397 associates as against 8,582 associates as on June 30, 2001 signifying a decrease of 185 associates. The number of technical associates decreased by 170 to close the quarter at 7,656 (7,826 associates as on June 30, 2001).

4. The Other Income of Rs. 2,687.28 lakh for the quarter includes an amount of Rs. 2,164.93 lakh from realised and unrealised gains due to foreign currency fluctuation.

5. In accordance with the Accounting Standard 22 on accounting for taxes, the company has recognised deferred tax credit of Rs. 21.76 lakh and expense of Rs. 102.26 lakh for half year and quarter respectively under provision for taxation. Cumulative net deferred tax expense of Rs. 10.06 lakh was recognised for the year ended on March 31, 2001 and is adjusted against general reserve.

6. Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter.


                                     For and on behalf of the Board of Directors

                                                                     Sd/-
Place       :  Secunderabad                                     B.Rama Raju
Date         : October 24, 2001                              Managing Director

Unaudited Consolidated Financial Results as per US GAAP for the quarter and half year ended September 30, 2001

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
                                                                                               In thousand US$
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Sl.No.               Particulars               Three months  Three months   Half year    Half year      Year
                                                  Ended          Ended        Ended        Ended        Ended
                                                 30-09-01      30-09-00      30-09-01     30-09-00   31-03-2001
                                               (Unaudited)    (Unaudited)  (Unaudited)  (Unaudited)   (Audited)
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
   1    Revenues                                     102,682        69,955      202,409      129,862     308,207
   2    Gross Profit                                  46,344        20,781       89,124       36,725     100,086
   3    Amortization and impairment of                88,386         7,100       95,725       10,234      24,728
        Goodwill
   4    Profit / (Loss) before income taxes,        (69,509)      (13,992)     (66,089)     (26,916)    (44,080)
        and minority interest and equity
        earnings / (Losses) of associate
        companies
   5    Minority Interest                             56,290         6,317       64,558        8,032      25,772
   6    Net Income / (Loss)                         (37,639)       (9,978)     (29,030)     (21,405)    (27,912)
   7    Earnings / (Loss) per Share
        - Basic (US$)                                 (0.12)        (0.07)       (0.10)       (0.08)      (0.10)
        - Diluted (US$)                               (0.12)        (0.07)       (0.10)       (0.08)      (0.10)
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

Notes to US GAAP Results:

1. The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method.

2. The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on September 30, 2001, Satyam Europe Ltd., Satyam Japan Ltd., Satyam Asia Pte Ltd., Vision Compass Inc., Satyam Ideaedge Technologies Pvt. Ltd., and Dr. Millennium Inc. The results also include Satyam Associate Trust, US GAAP consolidated results of Satyam Infoway Ltd. where our holding is 52.5% as on September 30, 2001, and Satyam Manufacturing Technologies Inc., our joint venture with TRW Inc., in which our holding is 76% as on September 30, 2001. The results of the joint ventures that have been accounted on equity method include Satyam GE Software Services Ltd., and Satyam Venture Engineering Services Pvt. Ltd. The holding of Satyam in all the joint ventures is to the extent of 50% as on September 30, 2001.

3. During the quarter ended June 2000, Satyam had sold 347,200 shares of Satyam Infoway Ltd. to Government of Singapore Investment Corporation Pte Ltd. (GSIC) with a put option to sell the shares back to Satyam in case Satyam Infoway Ltd. does not complete an initial public offering on a recognised stock exchange in India by September 2001. Under the US GAAP, gains on sale of securities which require the seller to re-purchase such securities upon the outcome of an event not completely under the control of the seller are not recognised in the income statement until the outcome of such event is determined. By September 2001, Infoway could not complete an initial public offering on a recognized stock exchange in India and the put option held by GSIC expired unexercised on October 15, 2001. Satyam will recognize gain on the sale to GSIC in the quarter ending December 31, 2001.

4. The results for the quarter include a charge of US$ 2,475 thousand (US$ 5,401 thousand for six months ended September, 2001) towards deferred stock compensation charge of Satyam Computer Services Ltd. Satyam uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", to account for its employee stock-based compensation plan. The APB Opinion No. 25 requires the difference between the exercise price and the fair value of the common stock as determined by the quoted market price as on the grant date of the option to be accounted as deferred stock compensation charge.

5. The quarterly results of Satyam Infoway Ltd. include a one time non-cash charge of US$ 110,309 thousand towards impairment of goodwill and other acquisition costs as a conservative response to the decline in the market valuations of Internet stocks. The consolidated results under US GAAP include our share of the write-off.

6. Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and half year ended September 30, 2001 is as follows:



                                                                                               In thousand US$
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 Sl.No.              Particulars               Three months  Three months   Half year   Half year     Year
                                                  Ended          Ended        Ended       Ended       Ended
                                                 30-09-01      30-09-00     30-09-01    30-09-00   31-03-2001
                                               (Unaudited)    (Unaudited)  (Unaudited) (Unaudited)  (Audited)
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
   1    Net Profit as per Indian GAAP                 28,307        14,704      54,190      64,620     106,495
   2    Profit / (Loss) of Subsidiaries and         (63,650)      (11,326)    (75,377)    (17,512)    (45,048)
        Joint Ventures
   3    Deferred Stock Compensation Charge           (2,475)      (11,295)     (5,401)    (28,529)    (44,219)
   4    Amortization of Goodwill                     (1,086)       (1,130)     (2,182)     (2,294)     (4,500)
   5    Gain from sale of Satyam Infoway                   -             -           -    (37,481)    (37,481)
        Ltd. stake not realized under US GAAP
   6    Others (net)                                   1,265         (931)       (260)       (209)     (3,159)
   7    Total Adjustments                           (65,946)      (24,682)    (83,220)    (86,025)   (134,407)
   8    Net Profit / (Loss) as per US GAAP          (37,639)       (9,978)    (29,030)    (21,405)    (27,912)
   9    Net Profit / (Loss) as per US GAAP            23,826         6,588      40,779      14,856      34,742
        excluding Amortization of Goodwill
        and Deferred Stock Compensation
        Charge
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


Safe Harbor:

This press release contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements - Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.
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